
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 2, 2007

<u>By U.S. mail and facsimile</u>

Mr. Dana Coffield
President and Chief Executive Officer
Gran Tierra Energy Inc.
300, 611-10<sup>th</sup> Avenue S.W.
Calgary, Alberta T2R 0B2, Canada

> **Re:    Gran Tierra Energy Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed January 17, 2007**
> **File No. 333-132352**
> **Form 10-KSB, as amended, for the fiscal year ended December 31, 2005**
> **Form 10-QSB, as amended, for the fiscal quarter ended September 31, 2006**
> **File No. 333-111656**

Dear Mr. Coffield:

   We have reviewed your filings and have the following comments.   Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A4

Management's Discussion and Analysis

Plan of Operations, page 32

1.      Please update your plan of operations for 2007.

Subsequent Events, page 35

2.      If material, please describe the minimum work obligations for the property you own in Peru which has received final ratification by the government of Peru.

Oil and Gas Properties-Argentina

Nicatimbay, page 48

3.      Please update the information in regard to the status of the Nacatimbay property. We note that you say that you will be assessing the potential of the block in 2006.

Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors, page 55

4.      We note your addition of a biography for your new CFO, Mr. Eden. In his biography, please add the month in which he began and ended the positions listed for him for the past five years.

Closing Comments

        As appropriate, amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:    Jason Scott, Esq. (facsimile: 704-353-6181)
       Donna Levy